SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE ACT AND IT HAS NOT BEEN REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DIRECTCF, A SUBSIDIARY OF DALMORE GROUP, LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4. THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: T Stamp, Inc.

        017 Bolling Way NE, Floors 1 and 2,
        Atlanta, Georgia, 30305, USA

Ladies and Gentlemen:

1. Subscription.

(a) The undersigned ("Subscriber") hereby irrevocably subscribes for and agrees to purchase units comprised of one share of Class A Common Stock, par value $0.01 (the "Class A Common Stock"), of T Stamp, Inc., a Delaware corporation (the "Company"), and a warrant to purchase one share of Class A Common Stock (the "Warrant"), of the Company (the "Units") , at a purchase price of $4.00 per Unit (the "Per Security Price"), upon the terms and conditions set forth herein. The minimum subscription is $1,000.00. The shares of Class A Common Stock, the Warrants and the Units being subscribed for under this Subscription Agreement and the shares Class A Common Stock issuable upon exercise of the Warrants are also referred to as the "Securities." The rights of the Class A Common Stock are as set forth in Amended and Restated Certificate of Incorporation of the Company (the "Restated Certificate"), filed an Exhibit to the Form C Offering Memorandum of the Company filed with the SEC (the "Form C") and the terms of the Warrants are as set forth in the Form of Warrant and Form of Warrant Agreement attached as Appendices B and C, respectively, to this Subscription Agreement. In this Subscription Agreement, the shares of Class A Common Stock issuable as part of a Unit are referred to as the "Unit Shares" and the shares of Class A Common Stock issuable upon exercise of the Warrants are referred to as the "Warrant Shares. Any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, copies of the Form C including exhibits thereto and any other information required by the Subscriber to make an investment decision.

(c) The Subscriber's subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate number of Securities sold shall not exceed 1,250,000 Units (the "Maximum Offering"). The Company may accept subscriptions until [DATE]. (the "Termination Date"). Provided that subscriptions for $100,000 in Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect, except for Section 5 hereof, which shall remain in force and effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement. Subscriber shall deliver a signed copy of this Subscription Agreement along with payment for the aggregate purchase price of the Securities by debit card, credit card, ACH electronic transfer, wire transfer, or check to an account designated by the Company, or by any combination of such methods.

(b) Recordkeeping. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company and verified by Colonial Stock Transfer, Inc. (the "Transfer Agent"), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation Crowdfunding.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Subscription Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization, Eligibility and Standing. The Company is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business. The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(b) Issuance of the Securities. The issuance, sale and delivery of the Units and the Unit Shares in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Unit Shares, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable. The Warrants have been duly authorized by all necessary corporate action on the part of the Company. Upon due exercise of the Warrants and payment of the exercise price therefor and when issued in compliance with provisions of applicable law, the Warrant Shares will be validly issued, fully paid and non-assessable.

(c) Authority. The execution and delivery by the Company of this Subscription Agreement and the Warrants and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution of this Subscription Agreement and the Warrants, this Subscription Agreement and the Warrants shall constitute valid and binding agreements of the Company, enforceable against the Company in accordance with their terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(d) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement and the Warrants except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(e) Capitalization. The authorized and outstanding securities of the Company immediately prior to the initial investment in the Securities is as set forth under "Securities Being Offered" in the Form C. Except as set forth in the Form C, there are no outstanding options, warrants, rights (including conversion or preemptive rights and rights of first refusal), or agreements of any kind (oral or written) for the purchase or acquisition from the Company of any of its securities.

(f) Financial statements. Complete copies of the Company's financial statements consisting of the balance sheets of the Company as at December 31, 2020 and 2019 and the related statements of income, stockholders' equity and cash flows for the years ended December 31, 2020 and 2019 (the "Financial Statements") have been made available to the Subscriber and appear in the Form C. The Financial Statements are based on the books and records of the Company and fairly present in all material respects the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. Cherry Bekaert LLP , which has audited the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in "Use of Proceeds" in the Form C.

(h) Litigation. Except as set forth in the Form C, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of such Subscriber's respective Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing Date. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act of 1933, as amended (the "Securities Act"). Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that:

(v) Subscriber meets the definition of Accredited Investor under Rule 501 as set forth in Appendix A; or

(vi) Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, does not exceed the greater of (A) 5% of the greater of its annual income or net worth, or (B) $2,200; or

(vii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, does not exceed 10% of the greater of its annual income or net worth, and does not exceed $107,000.

Subscriber represents that to the extent it has any questions with respect to its status as an accredited investor, or the application of the investment limits, it has sought professional advice.

(f) <u>Shareholder information.</u> Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) <u>Stockholder information</u>. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a stockholder (or potential stockholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(h) <u>Company Information</u>. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Form C. Subscriber has had such opportunity as it deems necessary (which opportunity may have presented through online chat or commentary functions) to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(i) <u>Valuation</u>. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(j) <u>Domicile</u>. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(k) <u>Foreign Investors</u>. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. <u>Survival of Representations and Indemnity</u>. The representations, warranties and covenants made by the Subscriber herein shall survive the Termination Date. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

6. <u>Governing Law; Jurisdiction</u>. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of New York.

EACH OF THE SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF GEORGIA AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT NOT ARISING UNDER THE FEDERAL SECURITIES LAWS MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBER AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT NOT ARISING UNDER THE FEDERAL SECURITIES LAWS. EACH OF SUBSCRIBER AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 7 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

7. <u>Notices</u>. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

<table>
<tr><td>If to the Company, to:</td><td>with a required copy to:</td></tr>
<tr><td>T Stamp, Inc.</td><td>CrowdCheck Law LLP</td></tr>
<tr><td>017 Bolling Way NE, Floors 1 and 2,</td><td>700 12th Street, NW</td></tr>
<tr><td>Atlanta, Georgia, 30305, USA</td><td>Washington, DC 20006</td></tr>
</table>

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

8. <u>Miscellaneous</u>.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

T STAMP, INC.

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Units of T Stamp, Inc. by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a)   EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under _____ the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of   (print applicable number Appendix A attached hereto: from Appendix A)
OR (ii) The amount set forth in paragraph (b) above (together with any previous investments in the   _____ Securities pursuant to this offering) does not exceed 10% of the greater of the undersigned's net worth or annual income.

(b)   The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

_____
(print name of owner or joint owners)

	If the Securities are to be purchased in joint names, both Subscribers must sign:
_____	_____
Signature	Signature
_____	_____
Name (Please Print)	Name (Please Print)
_____	_____
Email address	Email address
_____	_____
Address	Address
	_____
_____	_____
Telephone Number	Telephone Number
_____	_____
Social Security Number/EIN	Social Security Number
_____	_____
Date	Date

*   *   *   *   *

This Subscription is accepted   T STAMP, INC.
on _____, 2021

By: _____
     Name:
     Title:

An accredited investor includes the following categories of investor:

(1) Any bank as defined in section 3(a)(2) of the Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; any insurance company as defined in section 2(a)(13) of the Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

(2) Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;

(3) Any organization described in section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

(4) Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

(5) Any natural person whose individual net worth, or joint net worth with that person's spouse, exceeds $1,000,000.

> (i) Except as provided in paragraph (a)(5)(ii) of this section, for purposes of calculating net worth under this paragraph (a)(5):

> > (A) The person's primary residence shall not be included as an asset;

> > (B) Indebtedness that is secured by the person's primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and

> > (C) Indebtedness that is secured by the person's primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

> (ii) Paragraph (a)(5)(i) of this section will not apply to any calculation of a person's net worth made in connection with a purchase of securities in accordance with a right to purchase such securities, provided that:

> > (A) Such right was held by the person on July 20, 2010;

> > (B) The person qualified as an accredited investor on the basis of net worth at the time the person acquired such right; and
> > (C) The person held securities of the same issuer, other than such right, on July 20, 2010.

(6) Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

(7) Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in §230.506(b)(2)(ii); and

(8) Any entity in which all of the equity owners are accredited investors.

APPENDIX B

FORM OF WARRANT

THIS WARRANT AND THE UNDERLYING SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "***ACT***"), OR UNDER THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS IN ACCORDANCE WITH APPLICABLE REGISTRATION REQUIREMENTS OR AN EXEMPTION THEREFROM. THIS WARRANT MUST BE SURRENDERED TO THE COMPANY OR ITS WARRANT AGENT AS A CONDITION PRECEDENT TO THE SALE, TRANSFER, PLEDGE OR HYPOTHECATION OF ANY INTEREST IN ANY OF THE SECURITIES REPRESENTED HEREBY.

WARRANT TO PURCHASE SHARES OF COMMON STOCK
of
T STAMP, INC.

Dated as of [*insert date*]
Void after the date specified in Section 8

No. [____]

Warrant to Purchase
[_______] Shares of
Class A Common Stock
(subject to adjustment)

THIS CERTIFIES THAT, for value received, [*insert name of warrant holder*], or its registered assigns (the "***Holder***"), is entitled to purchase from T Stamp, Inc., a Delaware corporation (the "***Company***"), shares of the Company's Class A Common Stock, $0.0001 par value per share (the "***Shares***"), in the amounts, at such times and at the price per share set forth in Section 1, subject to the provisions and upon the terms and conditions set forth herein and in the Warrant Agreement dated as of ______, 2021 (the "Warrant Agreement") between the Company and Colonial Stock Transfer Co., Inc.(the ***"Warrant Agent"***). The term "***Warrant***" as used herein shall include this Warrant and any warrants delivered in substitution or exchange therefor as provided herein. This Warrant is issued as part of an offering of securities by the Company pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to a Form C dated ______, 2021 as supplemented or amended and the Subscription Agreement between the Company and the Holder [dated _______, 2021] (the "***Subscription Agreement"***).

The following is a statement of the rights of the Holder and the conditions to which this Warrant is subject, and to which Holder, by acceptance of this Warrant, agrees:

1. **Number and Price of Shares; Exercise Period.**

(a) ***Number of Shares.*** Subject to any previous exercise of the Warrant, the Holder shall have the right to purchase up to [__________] Shares.

(b) ***Exercise Price.*** The exercise price per Share shall be $4.00, subject to adjustment pursuant hereto (the "***Exercise Price***").

(c) ***Exercise Period.*** This Warrant shall be exercisable, in whole or in part, after the date of qualification by the Securities and Exchange Commission (the "***SEC***") of an offering statement of the Company relating to the Shares under Regulation A of the Securities Act (the "***Qualified Offering***") that occurs subsequent to the date of this Warrant (the "***Qualification Date***") and prior to (or in connection with) the expiration of this Warrant as set forth in Section 8.

2.　　　　**Exercise of the Warrant.**

(a)　　　　***Exercise.*** The purchase rights represented by this Warrant may be exercised at the election of the Holder, in whole or in part, by:

(i)　　　　the tender to the Warrant Agent at its principal office (or such other office or agency as the Warrant Agent may designate) of a notice of exercise in the form of **Exhibit A** (the "***Notice of Exercise***"), duly completed and executed by or on behalf of the Holder, together with the surrender of this Warrant; and

(ii)　　　　the payment to the Company of an amount equal to (x) the Exercise Price multiplied by (y) the number of Shares being purchased, by ACH, wire transfer, debit card, credit card or check and payable to the order of the Company.

(b)　　　　***Stock Certificates.*** The rights under this Warrant shall be deemed to have been exercised and the Shares issuable upon such exercise shall be deemed to have been issued immediately prior to the close of business on the date this Warrant is exercised in accordance with its terms, and the person entitled to receive the Shares issuable upon such exercise shall be treated for all purposes as the holder of record of such Shares as of the close of business on such date. As promptly as reasonably practicable on or after such date, the Company shall cause to be issued and delivered to the person or persons entitled to receive the same a certificate or certificates (or a notice of issuance of uncertificated shares, if applicable) for that number of shares issuable upon such exercise. In the event that the rights under this Warrant are exercised in part and have not expired, the Company shall execute and deliver a new Warrant reflecting the number of Shares that remain subject to this Warrant.

(c)　　　　***No Fractional Shares or Scrip.*** No fractional shares or scrip representing fractional shares shall be issued upon the exercise of the rights under this Warrant. In lieu of such fractional share to which the Holder would otherwise be entitled, the Company shall make a cash payment equal to the Exercise Price multiplied by such fraction.

(d)　　　　***Reservation of Stock.*** The Company agrees during the term the rights under this Warrant are exercisable to take all reasonable action to reserve and keep available from its authorized and unissued shares of common stock solely for the purpose of effecting the exercise of this Warrant such number of shares as shall from time to time be sufficient to effect the exercise of the rights under this Warrant; and if at any time the number of authorized but unissued shares of common stock shall not be sufficient for purposes of the exercise of this Warrant in accordance with its terms, without limitation of such other remedies as may be available to the Holder, the Company will use reasonable commercial efforts to take such corporate action as may, in the opinion of counsel, be necessary to increase its authorized and unissued shares of its common stock to a number of shares as shall be sufficient for such purposes. The Company represents and warrants that all shares that may be issued upon the exercise of this Warrant will, when issued in accordance with the terms hereof, be validly issued, fully paid and nonassessable.

(e)　　　　***Qualification of Stock.*** The Company agrees that it shall use its best efforts to obtain and maintain the qualification of its Qualified Offering until the expiration of the Warrants in accordance with the provisions of Section 8 of this Warrant. In addition, the Company agrees to use its best efforts to register the shares of common stock issuable upon exercise of the Warrants under state blue sky laws, to the extent an exemption is not available.

3.   **Replacement of the Warrant.** Subject to the receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and, in the case of loss, theft or destruction, on delivery of an indemnity agreement reasonably satisfactory in form and substance to the Company or, in the case of mutilation, on surrender and cancellation of this Warrant, the Company at the expense of the Holder may issue and the Company shall execute, in lieu of this Warrant, a new warrant of like tenor and amount.

4.   **Transfer of the Warrant.**

(a)   *Warrant Register.* Pursuant to Section 2.3 of the Warrant Agreement, the Warrant Agent, on behalf of the Company, shall maintain a register (the "*Warrant Register*") containing the name and address of the Holder or Holders. Until this Warrant is transferred on the Warrant Register in accordance herewith, the Company may treat the Holder as shown on the Warrant Register as the absolute owner of this Warrant for all purposes, notwithstanding any notice to the contrary. Any Holder of this Warrant (or of any portion of this Warrant) may change its address as shown on the Warrant Register by written notice to the Warrant Agent requesting a change.

(b)   *Transferability of the Warrant.* Subject to the provisions of this Warrant with respect to compliance with the Securities Act and limitations on assignments and transfers, including without limitation compliance with the provisions of Section 5, title to this Warrant may be transferred by endorsement (by the transferor and the transferee executing the assignment form attached as **Exhibit B** (the "*Assignment Form*")) and delivery in the same manner as a negotiable instrument transferable by endorsement and delivery.

(c)   *Exchange of the Warrant upon a Transfer.* On surrender of this Warrant (and a properly endorsed Assignment Form) for exchange, subject to the provisions of this Warrant with respect to compliance with the Securities Act and limitations on assignments and transfers, the Warrant Agent shall issue to or on the order of the Holder a new warrant or warrants of like tenor, in the name of the Holder or as the Holder (on payment by the Holder of any applicable transfer taxes) may direct, for the number of shares issuable upon exercise hereof, and the Warrant Agent shall register any such transfer upon the Warrant Register. This Warrant (and the securities issuable upon exercise of the rights under this Warrant) must be surrendered to the Warrant Agent, as a condition precedent to the sale, pledge, hypothecation or other transfer of any interest in any of the securities represented hereby.

(d)   *Taxes.* In no event shall the Company be required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of any certificate, or a book entry, in a name other than that of the Holder, and the Warrant Agent shall not be required to issue or deliver any such certificate, or make such book entry, unless and until the person or persons requesting the issue or entry thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid or is not payable.

5.   **Compliance with Securities Laws.** By acceptance of this Warrant, the Holder agrees to comply with the following:

(a)   *Securities Laws.* Except as specifically set forth in this Section 5, this Warrant may not be transferred or assigned in whole or in part, and any such attempt by Holder to transfer or assign any rights, duties or obligations that arise under this Warrant shall be void. Any transfer of this Warrant or the Shares (the "*Securities*") must be in compliance with all applicable federal and state securities laws. The Holder agrees not to make any sale, assignment, transfer, pledge or other disposition of all or any portion of the Securities, or any beneficial interest therein, unless and until such Holder shall have given prior written notice to the Company of such Holder's intention to make such disposition.

(b)   ***Investment Representation Statement.*** Unless the rights under this Warrant are exercised pursuant to an effective registration statement under the Securities Act that includes the Shares with respect to which the Warrant was exercised, it shall be a condition to any exercise of the rights under this Warrant that the Holder shall have executed the Investment Representation Statement, substantially in the form of **Exhibit A-1**.

6.   **Adjustments.** Subject to the expiration of this Warrant pursuant to Section 8, the number and kind of shares purchasable hereunder and the Exercise Price therefor are subject to adjustment from time to time, as follows:

(a)   ***Merger or Reorganization.*** If at any time there shall be any reorganization, recapitalization, merger or consolidation (a "***Reorganization***") involving the Company (other than as otherwise provided for herein or as would cause the expiration of this Warrant under Section 8) in which shares of the Company's stock are converted into or exchanged for securities, cash or other property, then, as a part of such Reorganization, lawful provision shall be made so that the Holder shall thereafter be entitled to receive upon exercise of this Warrant, the kind and amount of securities, cash or other property of the successor corporation resulting from such Reorganization, equivalent in value to that which a holder of the Shares deliverable upon exercise of this Warrant would have been entitled in such Reorganization if the right to purchase the Shares hereunder had been exercised immediately prior to such Reorganization. In any such case, appropriate adjustment (as determined in good faith by the Board of Directors of the successor corporation) shall be made in the application of the provisions of this Warrant with respect to the rights and interests of the Holder after such Reorganization to the end that the provisions of this Warrant shall be applicable after the event, as near as reasonably may be, in relation to any shares or other securities deliverable after that event upon the exercise of this Warrant.

(b)   ***Reclassification of Shares.*** If the securities issuable upon exercise of this Warrant are changed into the same or a different number of securities of any other class or classes by reclassification, capital reorganization or otherwise (other than as otherwise provided for herein) (a "***Reclassification***"), then, in any such event, in lieu of the number of Shares which the Holder would otherwise have been entitled to receive, the Holder shall have the right thereafter to exercise this Warrant for a number of shares of such other class or classes of stock that a holder of the number of securities deliverable upon exercise of this Warrant immediately before that change would have been entitled to receive in such Reclassification, all subject to further adjustment as provided herein with respect to such other shares.

(c)   ***Subdivisions and Combinations.*** In the event that the outstanding shares of common stock are subdivided (by stock split, by payment of a stock dividend or otherwise) into a greater number of shares of such securities, the number of Shares issuable upon exercise of the rights under this Warrant immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately increased, and the Exercise Price shall be proportionately decreased, and in the event that the outstanding shares of common stock are combined (by reclassification or otherwise) into a lesser number of shares of such securities, the number of Shares issuable upon exercise of the rights under this Warrant immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately decreased, and the Exercise Price shall be proportionately increased.

(d)   *Notice of Adjustments.* Upon any adjustment in accordance with this Section 6, the Company shall give notice thereof to the Holder, which notice shall state the event giving rise to the adjustment, the Exercise Price as adjusted and the number of securities or other property purchasable upon the exercise of the rights under this Warrant, setting forth in reasonable detail the method of calculation of each. The Company shall, upon the written request of any Holder, furnish or cause to be furnished to such Holder a certificate setting forth (i) such adjustments, (ii) the Exercise Price at the time in effect and (iii) the number of securities and the amount, if any, of other property that at the time would be received upon exercise of this Warrant.

7.   **Notification of Certain Events.** Prior to the expiration of this Warrant pursuant to Section 8, in the event that the Company shall authorize:

(a)   the voluntary liquidation, dissolution or winding up of the Company; or

(b)   any transaction resulting in the expiration of this Warrant pursuant to Section 8(b) or 8(c),

the Company shall send to the Holder of this Warrant at least ten (10) days prior written notice of the date or the expected effective date of any such other event specified in clause (a) or (b), as applicable. The notice provisions set forth in this section may be shortened or waived prospectively or retrospectively by the consent of the Holder of this Warrant.

8.   **Expiration of the Warrant.** This Warrant shall expire and shall no longer be exercisable as of the earlier of:

(a)   5:00 p.m., Pacific time, on the twelve-month anniversary of the date of the Qualification Date;

(b)   (i) the acquisition of the Company by another entity by means of any transaction or series of related transactions to which the Company is a party (including, without limitation, any stock acquisition, reorganization, merger or consolidation, but excluding any sale of stock for capital raising purposes and any transaction effected primarily for purposes of changing the Company's jurisdiction of incorporation) other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of transactions, as a result of shares in the Company held by such holders prior to such transaction or series of transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity (or if the Company or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent), or (ii) a sale, lease or other disposition of all or substantially all of the assets of the Company and its subsidiaries taken as a whole by means of any transaction or series of related transactions, except where such sale, lease or other disposition is to a wholly-owned subsidiary of the Company; or

(c)   Immediately prior to the closing of a firm commitment underwritten public offering pursuant to an effective registration statement filed under the Securities Act covering the offering and sale of the Company's common stock.

9.   **No Rights as a Stockholder.** Nothing contained herein shall entitle the Holder to any rights as a stockholder of the Company or to be deemed the holder of any securities that may at any time be issuable on the exercise of the rights hereunder for any purpose nor shall anything contained herein be construed to confer upon the Holder, as such, any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action (whether upon any recapitalization, issuance of stock, reclassification of stock, change of par value or change of stock to no par value, consolidation, merger, conveyance or otherwise) or to receive notice of meetings, or to receive dividends or subscription rights or any other rights of a stockholder of the Company until the rights under the Warrant shall have been exercised and the Shares purchasable upon exercise of the rights hereunder shall have become deliverable as provided herein.

10.   **Representations and Warranties of the Holder.** By acceptance of this Warrant, the Holder represents and warrants to the Company as follows:

(a)   *No Registration.* The Holder understands that the Securities have not been, and will not be, registered under the Securities Act by reason of a specific exemption from the registration provisions of the Securities Act, the availability of which depends upon the accuracy of the Holder's representations as expressed herein or otherwise made pursuant hereto.

(b)   *Illiquidity and Continued Economic Risk.* The Holder acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. The Holder must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. The Holder acknowledges that it is able to bear the economic risk of losing the Holder's entire investment in the Securities. The Holder also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(c)   *Accredited Investor Status or Investment Limits.* The Holder represents that either:

(i) the Holder is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act; or

(ii) if Holder's net worth or annual income is less than $107,000, the purchase price, together with any other amounts previously used to purchase Securities in this offering, does not exceed, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, the greater of (A) 5% of the greater of its annual income or net worth, or (B) $2,200 (or in the case where it is a non-natural person, their revenue or net assets for such it's most recently completed fiscal year end); or

(iii) if both of Holder's net worth and annual income are more than $107,000, the purchase price, together with any other amounts previously used to purchase Securities in this offering, does not exceed, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, 10% of the greater of its annual income or net worth, and does not exceed $107,000 (or in the case where it is a non-natural person, their revenue or net assets for such it's most recently completed fiscal year end).

(d)   *Company Information.* The Holder understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Company's Form C or any future offering circular of the Company. Holder has had such opportunity as it deems necessary (which opportunity may have presented through online chat or commentary functions) to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. The Holder has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. The Holder acknowledges that except as set forth herein, no representations or warranties have been made to Holder, or to Holder's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(e)   *Domicile.* The Holder maintains Holder's domicile (and is not a transient or temporary resident) at the address shown on the signature page of the Subscription Agreement or, if this Warrant is issued upon transfer or exercise of a Warrant, at the address shown on the Assignment Form or Notice of Exercise, as the case may be.

(f)   *No Brokerage Fees.* There are no claims for brokerage commission, finders' fees or similar compensation in connection with the transactions contemplated by this Warrant or the subscription agreement or related documents based on any arrangement or agreement binding upon the Holder.

11.   **Miscellaneous.**

(a)   *Amendments.* Except as set forth in the Warrant Agreement, neither this Warrant nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument referencing this Warrant and signed by the Company and countersigned by the Warrant Agent.

(b)   *Waivers.* No waiver of any single breach or default shall be deemed a waiver of any other breach or default theretofore or thereafter occurring.

(c)   *Notices.* All notices and other communications required or permitted hereunder shall be in writing and shall be mailed by registered or certified mail, postage prepaid, sent by facsimile or electronic mail (if to the Holder) or otherwise delivered by hand, messenger or courier service addressed:

(i)   if to the Holder, to the Holder at the Holder's address, facsimile number or electronic mail address as shown in the Company's records, as may be updated in accordance with the provisions hereof, or until any such Holder so furnishes an address, facsimile number or electronic mail address to the Company, then to and at the address, facsimile number or electronic mail address of the last holder of this Warrant for which the Company has contact information in its records; or

(ii)   if to the Company, to the attention of the President or Chief Financial Officer of the Company at the Company's address as shown on the signature page hereto, or at such other current address as the Company shall have furnished to the Warrant Agent and the Holder.

Each such notice or other communication shall for all purposes of this Warrant be treated as effective or having been given (i) if delivered by hand, messenger or courier service, when delivered (or if sent via a nationally-recognized overnight courier service, freight prepaid, specifying next-business-day delivery, one business day after deposit with the courier), or (ii) if sent via mail, at the earlier of its receipt or five days after the same has been deposited in a regularly-maintained receptacle for the deposit of the United States mail, addressed and mailed as aforesaid, or (iii) if sent via facsimile, upon confirmation of facsimile transfer or, if sent via electronic mail, upon confirmation of delivery when directed to the relevant electronic mail address, if sent during normal business hours of the recipient, or if not sent during normal business hours of the recipient, then on the recipient's next business day. In the event of any conflict between the Company's books and records and this Warrant or any notice delivered hereunder, the Company's books and records will control absent fraud or error.

(d)   *Governing Law.* This Warrant and all actions arising out of or in connection with this Warrant shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law provisions of the State of Delaware or of any other state.

(e)   *Jurisdiction and Venue.* Each of the Holder and the Company irrevocably consents to the exclusive jurisdiction and venue of any court within State of Delaware, in connection with any matter based upon or arising out of this Warrant or the matters contemplated herein, and agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such persons.

(f)   *Titles and Subtitles.* The titles and subtitles used in this Warrant are used for convenience only and are not to be considered in construing or interpreting this Warrant. All references in this Warrant to sections, paragraphs and exhibits shall, unless otherwise provided, refer to sections and paragraphs hereof and exhibits attached hereto.

(g)   *Severability.* If any provision of this Warrant becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, portions of such provision, or such provision in its entirety, to the extent necessary, shall be severed from this Warrant, and such illegal, unenforceable or void provision shall be replaced with a valid and enforceable provision that will achieve, to the extent possible, the same economic, business and other purposes of the illegal, unenforceable or void provision. The balance of this Warrant shall be enforceable in accordance with its terms.

(h)   *Saturdays, Sundays and Holidays.* If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall be a Saturday, Sunday or U.S. federal holiday, then such action may be taken or such right may be exercised on the next succeeding day that is not a Saturday, Sunday or U.S. federal holiday.

(i)   *Entire Agreement.* Except as expressly set forth herein and in the Warrant Agreement, this Warrant (including the exhibits attached hereto) and the Warrant Agreement constitute the entire agreement and understanding of the Company and the Holder with respect to the subject matter hereof and supersede all prior agreements and understandings relating to the subject matter hereof.

(*signature page follows*)

The Company has signed this Warrant as of the date stated on the first page.

T STAMP, INC.

By: _____
      Gareth Genner, Chief Executive Officer

Address:

3017 Bolling Way NE, Floors 1 and 2,
Atlanta, Georgia, 30305, USA

(*Signature Page to Warrant to Purchase Shares of Common Stock of T Stamp, Inc.*)

EXHIBIT A

NOTICE OF EXERCISE

To: **T STAMP, INC. (the "*Company*")**

And To: **Colonial Stock Transfer Co., Inc.**
66 Exchange Place
Suite 100
Salt Lake City, UT 84111
Attn: Warrant Department

(1) **Exercise.** The undersigned elects to purchase the following pursuant to the terms of the attached warrant:

Number of shares: ______________________________

Type of security: ______________________________

(2) **Method of Exercise.** The undersigned elects to exercise the attached warrant pursuant to:

☐ A cash payment, and tenders herewith payment of the purchase price for such shares in full, together with all applicable transfer taxes, if any.

☐ The net issue exercise provisions of Section 2(b) of the attached warrant.

(3) **Stock.** Please make a book entry and, if the shares are certificated, issue a certificate or certificates representing the shares in the name of:

☐ The undersigned ______________________________

☐ Other—Name: ______________________________

Address: ______________________________

(5) **Unexercised Portion of the Warrant.** Please issue a new warrant for the unexercised portion of the attached warrant in the name of:

☐ The undersigned ______________________________

☐ Other—Name: ______________________________

Address: ______________________________

____

☐ Not applicable

(6) **Representations.** The undersigned represents and warrants that all representations and warranties of the undersigned set forth in Section 10 of the attached warrant are true and correct as of the date hereof.

(7) **Investment Representation Statement.** The undersigned has executed, and delivers herewith, an Investment Representation Statement in a form substantially similar to the form attached to the warrant as **Exhibit A-1**.

(8) **Consent to Receipt of Electronic Notice.** Subject to the limitations set forth in Delaware General Corporation Law §232(e), the undersigned consents to the delivery of any notice to stockholders given by the Company under the Delaware General Corporation Law or the Company's certificate of incorporation or bylaws by (i) facsimile telecommunication to the facsimile number provided below (or to any other facsimile number for the undersigned in the Company's records), (ii) electronic mail to the electronic mail address provided below (or to any other electronic mail address for the undersigned in the Company's records), (iii) posting on an electronic network together with separate notice to the undersigned of such specific posting or (iv) any other form of electronic transmission (as defined in the Delaware General Corporation Law) directed to the undersigned. This consent may be revoked by the undersigned by written notice to the Company and may be deemed revoked in the circumstances specified in Delaware General Corporation Law §232.

_____

(*Print name of the warrant holder*)

_____

(*Signature*)

_____

(*Name and title of signatory, if applicable*)

_____

(*Date*)

_____

(*Fax number*)

_____

(*Email address*)

(*Signature page to the Notice of Exercise*)

A-2

INVESTMENT REPRESENTATION STATEMENT

INVESTOR:

COMPANY: T STAMP, INC.

SECURITIES: THE WARRANT ISSUED ON [*INSERT DATE*] (THE "***WARRANT***") AND THE SECURITIES ISSUED OR ISSUABLE UPON EXERCISE THEREOF

DATE:

     In connection with the purchase or acquisition of the above-listed Securities, the undersigned Investor represents and warrants to, and agrees with, the Company as follows:

     1.   **No Registration.** The Investor understands that the Securities have not been, and will not be, registered under the Securities Act of 1933, as amended (the "***Securities Act***"), by reason of a specific exemption from the registration provisions of the Securities Act, the availability of which depends upon, among other things, the *bona fide* nature of the investment intent and the accuracy of the Investor's representations as expressed herein or otherwise made pursuant hereto.

     2.   **Illiquidity and Continued Economic Risk.** The Investor acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. The undersigned must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. The Investor acknowledges that it is able to bear the economic risk of losing the undersigned's entire investment in the Securities. The Investor also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

     3.   **Accredited Investor Status or Investment Limits.** The Investor represents that either:

(i)   Investor meets the definition of Accredited Investor under Rule 501 as set forth in Appendix A; or

(ii)   Investor's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, does not exceed the greater of (A) 5% of the greater of its annual income or net worth, or (B) $2,200; or

(iii)   Both of Investor's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, does not exceed 10% of the greater of its annual income or net worth, and does not exceed $107,000.

     4.   **Company Information.** The Investor understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Form C or any future offering circular of the Company. Investor has had such opportunity as it deems necessary (which opportunity may have presented through online chat or commentary functions) to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. The Investor has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. The Investor acknowledges that except as set forth herein, no representations or warranties have been made to Investor, or to Investor's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

5.   **Domicile.** The Investor maintains Investor's domicile (and is not a transient or temporary resident) at the address shown on the signature page hereto.

6.   **No Brokerage Fees.** There are no claims for brokerage commission, finders' fees or similar compensation in connection with the transactions contemplated by the Warrant or related documents based on any arrangement or agreement binding upon the Investor.

(*signature page follows*)

The Investor is signing this Investment Representation Statement on the date first written above.

INVESTOR

_____
(*Print name of the investor*)

_____
(*Signature*)

_____
(*Name and title of signatory, if applicable*)

_____
(*Street address*)

_____
(*City, state and ZIP*)

A-1-3

EXHIBIT B

ASSIGNMENT FORM

ASSIGNOR: _____

COMPANY: T STAMP, INC.

WARRANT: THE WARRANT TO PURCHASE SHARES OF COMMON STOCK ISSUED ON [*INSERT DATE*] (THE "***WARRANT***")

DATE: _____

(1) **Assignment.** The undersigned registered holder of the Warrant ("***Assignor***") assigns and transfers to the assignee named below ("***Assignee***") all of the rights of Assignor under the Warrant, with respect to the number of shares set forth below:

   Name of Assignee: _____

   Address of Assignee: _____

   _____

   Number of Shares Assigned: _____

   and does irrevocably constitute and appoint _____ as attorney to make such transfer on the books of T Stamp, Inc., maintained for the purpose, with full power of substitution in the premises.

(2) **Obligations of Assignee.** Assignee agrees to take and hold the Warrant and any shares of stock to be issued upon exercise of the rights thereunder (the "***Securities***") subject to, and to be bound by, the terms and conditions set forth in the Warrant to the same extent as if Assignee were the original holder thereof.

(3) **Representations.** Assignee represents and warrants that all representations and warranties set forth in Section 10 of the Warrant are true and correct as to Assignee as of the date hereof.

(4) **Investment Representation Statement.** Assignee has executed, and delivers herewith, an Investment Representation Statement in a form substantially similar to the form attached to the Warrant as Exhibit A-1.

   Assignor and Assignee are signing this Assignment Form on the date first set forth above.

ASSIGNOR

ASSIGNEE

_____
(*Print name of Assignor*)

_____
(*Print name of the Assignee*)

_____
(*Signature of Assignor*)

_____
(*Signature of Assignee*)

_____
(*Print name of signatory, if applicable*)

_____
(*Print name of signatory, if applicable*)

_____
(*Print title of signatory, if applicable*)

_____
(*Print title of signatory, if applicable*)

Address:

Address:

_____

_____

_____

_____

APPENDIX C

FORM OF WARRANT AGENT AGREEMENT

WARRANT AGENCY AGREEMENT

This Warrant Agreement made as of [_____], 2021 (this "Agreement"), is between T Stamp Inc., a Delaware corporation, with offices at 3017 Bolling Way NE, Floors 1 and 2, Atlanta, Georgia, 30305, USA (the "**Company**"), and Colonial Stock Transfer Company, Inc., with offices at 66 Exchange Place, 1st floor, Salt Lake City, UT 84111 (the "**Warrant Agent**").

WHEREAS, the Company has determined to issue and deliver up to 1,250,000 warrants (the "**Warrants**") to investors, each Warrant evidencing the right of the holder thereof to purchase one share of the Company's common stock, par value $0.01 per share (the "**Common Stock**"), for $4.00, subject to adjustment as described herein;

WHEREAS, the Company desires the Warrant Agent to act on behalf of the Company, and the Warrant Agent is willing to so act, in connection with the issuance, registration, transfer, exchange, redemption and exercise of the Warrants;

WHEREAS, the Company desires to provide for the form and provisions of the Warrants, the terms upon which they shall be issued and exercised, and the respective rights, limitation of rights and immunities of the Company, the Warrant Agent and the holders of the Warrants; and

WHEREAS, all acts and things have been done and performed which are necessary to make the Warrants, when executed on behalf of the Company, as provided herein, the legally valid and binding obligations of the Company, and to authorize the execution and delivery of this Agreement.

NOW, THEREFORE, in consideration of the mutual agreements herein contained, the parties hereto agree as follows:

1.   Appointment of Warrant Agent. The Company hereby appoints the Warrant Agent to act as agent for the Company for the Warrants, and the Warrant Agent hereby accepts such appointment and agrees to perform the same in accordance with the terms and conditions set forth in this Agreement.

2.   Warrants.

2.1   Form of Warrant. Each Warrant shall be (a) issued in registered form only, (b) in substantially the form of Exhibit A attached hereto, the provisions of which are incorporated herein, and (c) signed by, or bear the facsimile signature of, the Chairman of the Board or, the Chief Executive Officer or the President, and the Treasurer, Secretary or Assistant Secretary of the Company. In the event the person whose facsimile signature has been placed upon any Warrant shall have ceased to serve in the capacity in which such person signed the Warrant before such Warrant is issued, it may be issued with the same effect as if he or she had not ceased to be such at the date of issuance.

2.2   [Intentionally omitted.]

2.3   Registration.

2.3.1   Warrant Register. The Warrant Agent shall maintain books ("**Warrant Register**"), for the registration of the original issuance and transfers of the Warrants. Upon the initial issuance of the Warrants, the Warrant Agent shall issue and register the Warrants in the names of the respective holders thereof in such denominations and otherwise in accordance with instructions delivered to the Warrant Agent by the Company.

2.3.2   Registered Holder. Prior to due presentment for registration of transfer of any Warrant, the Company and the Warrant Agent may deem and treat the person in whose name such Warrant shall be registered upon the Warrant Register ("**Registered Holder**"), as the absolute owner of such Warrant and of each Warrant represented thereby (notwithstanding any notation of ownership or other writing on the warrant certificate made by anyone other than the Company or the Warrant Agent), for the purpose of any exercise thereof, and for all other purposes, and neither the Company nor the Warrant Agent shall be affected by any notice to the contrary.

3.   Terms and Exercise of Warrants.

3.1   Warrant Price. Each Warrant shall entitle the Registered Holder thereof, subject to the provisions of such Warrant and of this Agreement, to purchase from the Company the number of shares of Common Stock and at the price set forth therein, subject to the adjustments provided in Section 4 hereof. The term "**Warrant Price**" as used in this Agreement refers to the price per share at which Common Stock may be purchased at the time a Warrant is exercised.

3.2   Duration of Warrants. A Warrant may be exercised only during the period ("**Exercise Period**") commencing on the date of issuance. For purposes of this Agreement, the "**Expiration Time"** shall have the meaning set forth in the Warrant. Each Warrant not exercised on or before the Expiration Date shall become void, and all rights thereunder and all rights in respect thereof under this Agreement shall cease at the close of business on the Expiration Date.

3.3   Exercise of Warrants.

3.3.1   Payment. Subject to the provisions of the Warrant and this Agreement, a Warrant, may be exercised by the Registered Holder thereof by surrendering it, at the office of the Company, with the subscription form, as set forth in the Warrant, duly executed, and by paying in full, in lawful money of the United States, by ACH, wire transfer, debit card, credit card or check and payable to the order of the Company (or as otherwise agreed to by the Company), the Warrant Price for each full share of Common Stock as to which the Warrant is exercised and any and all applicable taxes due in connection with the exercise of the Warrant, the exchange of the Warrant for the Common Stock, and the issuance of the Common Stock. In no event shall the Registered Holder of any Warrant be entitled to "net cash settle" the Warrant.

3.3.2   Issuance of Certificates. As soon as practicable after the exercise of any Warrant and the clearance of the funds in payment of the Warrant Price, the Company shall issue to the Registered Holder of such Warrant a certificate or certificates (which are permitted to be in digital format) representing the number of full shares of Common Stock to which he, she or it is entitled, registered in such name or names as may be directed by him, her or it, and, if such Warrant shall not have been exercised or surrendered in full, a new Warrant for the number of shares as to which such Warrant shall not have been exercised or surrendered. Warrants may not be exercised by, or securities issued to, any Registered Holder in any state in which such exercise or issuance would be unlawful. In the event an offering statement under the Securities Act of 1933, as amended, with respect to the Common Stock underlying the Warrants is not qualified or an offering circular is not available, or because such exercise would be unlawful with respect to a Registered Holder in any state, the Registered Holder shall not be entitled to exercise such Warrants and such Warrants may have no value and expire worthless.

3.3.3   Valid Issuance. All shares of Common Stock issued upon the proper exercise or surrender of a Warrant in conformity with this Agreement shall be validly issued, fully paid and nonassessable.

3.3.4   Date of Issuance. Each person or entity in whose name any such certificate for shares of Common Stock is issued shall, for all purposes, be deemed to have become the holder of record of such shares on the date on which the Warrant was surrendered and payment of the Warrant Price was made, irrespective of the date of delivery of such certificate, except that, if the date of such surrender and payment is a date when the stock transfer books of the Company are closed, such person shall be deemed to have become the holder of such shares at the close of business on the next succeeding date on which the stock transfer books are open.

4.   Adjustments.

4.1   Notices of Changes in Warrant. Upon every adjustment of the Warrant Price or the number of shares issuable upon exercise of a Warrant, the Company shall give written notice thereof to the Warrant Agent, which notice shall state the Warrant Price resulting from such adjustment and the increase or decrease, if any, in the number of shares purchasable at such price upon the exercise of a Warrant, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based. Upon the occurrence of any such adjustment the Company shall give written notice to each Warrant holder, at the last address set forth for such holder in the Warrant Register, of the record date or the effective date of the event. Failure to give such notice, or any defect therein, shall not affect the legality or validity of such event.

4.2   No Fractional Shares. Notwithstanding any provision contained in this Agreement to the contrary, the Company shall not issue fractional shares upon exercise of Warrants. If, by reason of any adjustment made pursuant to this Section 4, the holder of any Warrant would be entitled, upon the exercise of such Warrant, to receive a fractional interest in a share, the Company shall, upon such exercise, round up to the nearest whole number the number of the shares of Common Stock to be issued to the Warrant holder.

4.3   Form of Warrant. The form of Warrant need not be changed because of any adjustment pursuant to this Section 4, and Warrants issued after such adjustment may state the same Warrant Price and the same number of shares as is stated in the Warrants initially issued pursuant to this Agreement. However, the Company may, at any time, in its sole discretion, make any change in the form of Warrant that the Company may deem appropriate and that does not affect the substance thereof, and any Warrant thereafter issued, whether in exchange or substitution for an outstanding Warrant or otherwise, may be in the form as so changed.

5.   Transfer and Exchange of Warrants.

5.1   Registration of Transfer. The Warrant Agent shall register the transfer, from time to time, of any outstanding Warrant into the Warrant Register, upon surrender of such Warrant for transfer, properly endorsed with signatures properly guaranteed and accompanied by appropriate instructions for transfer. Upon any such transfer, a new Warrant representing an equal aggregate number of Warrants shall be issued and the old Warrant shall be cancelled by the Warrant Agent. The Warrants so cancelled shall be delivered by the Warrant Agent to the Company from time to time upon the Company's request.

5.2   Procedure for Surrender of Warrants. Warrants may be surrendered to the Warrant Agent, together with a written request for exchange or transfer, and, thereupon, the Warrant Agent shall issue in exchange therefor one or more new Warrants as requested by the Registered Holder of the Warrants so surrendered, representing an equal aggregate number of Warrants; provided, however, that, in the event a Warrant surrendered for transfer bears a restrictive legend, the Warrant Agent shall not cancel such Warrant and shall issue new Warrants in exchange therefor until the Warrant Agent has received an opinion of counsel for the Company stating that such transfer may be made and indicating whether the new Warrants must also bear a restrictive legend.

5.3   Fractional Warrants. The Warrant Agent shall not be required to effect any registration of transfer or exchange which will result in the issuance of a warrant certificate for a fraction of a warrant.

5.4   Warrant Execution. The Warrant Agent is hereby authorized to deliver, in accordance with the terms of this Agreement, the Warrants required to be issued pursuant to the provisions of this Section 5, and the Company, whenever required by the Warrant Agent, will supply the Warrant Agent with Warrants duly executed on behalf of the Company for such purpose.

6.   Other Provisions Relating to Rights of Holders of Warrants.

6.1   No Rights as Stockholder. A Warrant does not entitle the Registered Holder thereof to any of the rights of a stockholder of the Company, including, without limitation, the right to receive dividends, or other distributions, exercise any preemptive rights to vote or to consent or to receive notice as stockholders in respect of the meetings of stockholders or the election of directors of the Company or any other matter.

6.2   Lost, Stolen Mutilated or Destroyed Warrants. If any Warrant is lost, stolen, mutilated or destroyed, the Company and the Warrant Agent may, on such terms as to indemnity or otherwise as they may in their discretion impose (which terms shall, in the case of a mutilated Warrant, include the surrender thereof), issue a new Warrant of like denomination, tenor and date as the Warrant so lost, stolen, mutilated or destroyed. Any such new Warrant shall constitute a substitute contractual obligation of the Company, whether or not the allegedly lost, stolen, mutilated or destroyed Warrant shall be at any time enforceable by anyone.

7.   Concerning the Warrant Agent and Other Matters.

7.1   Payment of Taxes. The Company will, from time to time, promptly pay all taxes and charges that may be imposed upon the Company or the Warrant Agent in respect of the issuance or delivery of shares of Common Stock upon the exercise of Warrants, but the Company shall not be obligated to pay any transfer taxes in respect of the Warrants or such shares.

7.2   Resignation, Consolidation, or Merger of Warrant Agent.

7.2.1   Appointment of Successor Warrant Agent. The Warrant Agent, or any successor to it hereafter appointed, may resign its duties and be discharged from all further duties and liabilities hereunder after giving sixty (60) days' notice in writing to the Company. If the office of the Warrant Agent becomes vacant by resignation or incapacity to act or otherwise, the Company shall appoint, in writing, a successor Warrant Agent in place of the Warrant Agent. If the Company shall fail to make such appointment within a period of 30 days after it has been notified in writing of such resignation or incapacity by the Warrant Agent or by the holder of the Warrant (who shall, with such notice, submit his, her or its Warrant for inspection by the Company), then the holder of any Warrant may apply to the for the appointment by a court of a successor Warrant Agent. Any successor Warrant Agent must be authorized to exercise corporate trust powers and subject to supervision or examination by federal or state authorities. After appointment, any successor Warrant Agent shall be vested with all the authority, powers, rights, immunities, duties and obligations of its predecessor Warrant Agent with like effect as if originally named as Warrant Agent hereunder, without any further act or deed; but, if for any reason it becomes necessary or appropriate, the predecessor Warrant Agent shall execute and deliver, at the expense of the Company, an instrument transferring to such successor Warrant Agent all the authority, powers, and rights of such predecessor Warrant Agent hereunder; and, upon request of any successor Warrant Agent, the Company shall make, execute, acknowledge, and deliver any and all instruments in writing for more fully and effectually vesting in and confirming to such successor Warrant Agent all such authority, powers, rights, immunities, duties and obligations.

7.2.2   Notice of Successor Warrant Agent. In the event a successor Warrant Agent shall be appointed, the Company shall give notice thereof to the predecessor Warrant Agent and the transfer agent for the Common Stock not later than the effective date of any such appointment.

7.2.3   Merger or Consolidation of Warrant Agent. Any corporation into which the Warrant Agent may be merged or with which it may be consolidated or any corporation resulting from any merger or consolidation to which the Warrant Agent shall be a party shall be the successor Warrant Agent under this Agreement without any further act on the part of the Company or the Warrant Agent.

7.3   Fees and Expenses of Warrant Agent.

7.3.1   Remuneration. The Company agrees to pay the Warrant Agent reasonable remuneration for its services as Warrant Agent hereunder as set forth on Exhibit B hereto and will reimburse the Warrant Agent upon demand for all expenditures that the Warrant Agent may reasonably incur in the execution of its duties hereunder.

7.3.2   Further Assurances. The Company agrees to perform, execute, acknowledge and deliver, or cause to be performed, executed, acknowledged and delivered, all such further and other acts, instruments and assurances as may reasonably be required by the Warrant Agent for the carrying out or performing of the provisions of this Agreement.

7.4   Liability of Warrant Agent.

7.4.1   Reliance on Company Statement. Whenever, in the performance of its duties under this Agreement, the Warrant Agent shall deem it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a statement signed by the Chief Executive Officer, Chief Financial Officer or Chairman of the Board of the Company and delivered to the Warrant Agent. The Warrant Agent may rely upon such statement for any action taken or suffered in good faith by it pursuant to the provisions of this Agreement.

7.4.2   Indemnity. The Warrant Agent shall be liable hereunder only for its own negligence, willful misconduct or bad faith. The Company agrees to indemnify the Warrant Agent and save it harmless against any and all liabilities, including judgments, costs and reasonable counsel fees, for anything done or omitted by the Warrant Agent in the execution of this Agreement, except as a result of the Warrant Agent's negligence, willful misconduct or bad faith.

7.4.3   Exclusions. The Warrant Agent shall have no responsibility with respect to the validity of this Agreement or with respect to the validity or execution of any Warrant; nor shall it be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any Warrant; nor shall it be responsible to make any adjustments required under the provisions of Section 4 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment; nor shall it, by any act hereunder, be deemed to make any representation or warranty as to the authorization or reservation of any shares of Common Stock to be issued pursuant to this Agreement or any Warrant or as to whether any shares of Common Stock will when issued be valid and fully paid and nonassessable.

7.5   Acceptance of Agency. The Warrant Agent hereby accepts the agency established by this Agreement and agrees to perform the same upon the terms and conditions herein set forth and, among other things, shall account promptly to the Company with respect to Warrants exercised and concurrently account for, and pay to the Company, all moneys received by the Warrant Agent for the purchase of shares of the Company's Common Stock through the exercise of Warrants.

8.   Miscellaneous Provisions.

8.1   Successors. All the covenants and provisions of this Agreement by or for the benefit of the Company or the Warrant Agent shall bind and inure to the benefit of their respective successors and assigns.

8.2   Notices. Any notice, statement or demand authorized by this Agreement to be given or made by the Warrant Agent or by the holder of any Warrant to or on the Company shall be delivered by hand or sent by registered or certified mail, postage prepaid, sent by facsimile or electronic mail (if to the Holder) or otherwise delivered by hand, messenger or overnight courier service, addressed (until another address is filed in writing by the Company with the Warrant Agent) as follows:

T Stamp Inc.
3017 Bolling Way NE, Floors 1 and 2,

Atlanta, Georgia, 30305, USA
Attn: Gareth Genner, Chief Executive Officer

Any notice, statement or demand authorized by this Agreement to be given or made by the holder of any Warrant or by the Company to or on the Warrant Agent shall be delivered by hand or sent by registered or certified mail or overnight courier service, addressed (until another address is filed in writing by the Warrant Agent with the Company), as follows:

>   Colonial Stock Transfer Company, Inc.
>   66 Exchange Place, 1st floor,
>   Salt Lake City, UT 84111
>   Attn: Warrant Department

Any notice, sent pursuant to this Agreement shall be effective, if delivered by hand, upon receipt thereof by the party to whom it is addressed, if sent by overnight courier, on the next business day of the delivery to the courier, and if sent by registered or certified mail on the third day after registration or certification thereof.

8.3   Applicable Law. The validity, interpretation, and performance of this Agreement and of the Warrants shall be governed in all respects by the laws of the State of Utah, without giving effect to conflict of laws. The Company hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of Delaware or the United States District Court for the District of Delaware, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. The Company hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Any such process or summons to be served upon the Company may be served by transmitting a copy thereof by registered or certified mail, return receipt requested, postage prepaid, addressed to it at the address set forth in Section 8.2 hereof. Such mailing shall be deemed personal service and shall be legal and binding upon the Company in any action, proceeding or claim.

8.4   Examination of the Agreement. A copy of this Agreement shall be available at all reasonable times at the office of the Warrant Agent for inspection by the Registered Holder of any Warrant. The Warrant Agent may require any such holder to submit his, her or its Warrant for inspection.

8.5   Counterparts- Facsimile Signatures. This Agreement may be executed in any number of counterparts, and each of such counterparts shall, for all purposes, be deemed to be an original, and all such counterparts shall together constitute one and the same instrument. Facsimile signatures shall constitute original signatures for all purposes of this Agreement.

8.6   Effect of Headings. The section headings herein are for convenience only and are not part of this Agreement and shall not affect the interpretation thereof

8.7   Amendments.

8.7.1   This Agreement and any Warrant certificate may be amended by the parties hereto by executing a supplemental warrant agreement (a "**Supplemental Agreement**"), without the consent of any of the Warrant holders, for the purpose of (i) curing any ambiguity, or curing, correcting or supplementing any defective provision contained herein, or making any other provisions with respect to matters or questions arising under this agreement that is not inconsistent with the provisions of this agreement or the Warrant certificates, (ii) evidencing the succession of another corporation to the Company and the assumption by any such successor of the covenants of the Company contained in this agreement and the Warrants, (iii) evidencing and providing for the acceptance of appointment by a successor Warrant Agent with respect to the Warrants, (iv) adding to the covenants of the Company for the benefit of the Holders or surrendering any right or power conferred upon the Company under this Agreement, or (viii) amending this agreement and the Warrants in any manner that the Company may deem to be necessary or desirable and that will not adversely affect the interests of the Warrant holders in any material respect.

8.7.2   The Company and the Warrant Agent may amend this Agreement and the Warrants by executing a Supplemental Agreement with the consent of the Holders of not fewer than a majority of the unexercised Warrants affected by such amendment, for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Agreement or of modifying in any manner the rights of the Holders under this Agreement; provided, however, that, without the consent of each of the Warrant holders affected thereby, no such amendment may be made that (i) changes the Warrants so as to reduce the number of shares purchasable upon exercise of the Warrants or so as to increase the Warrant Price (other than as provided by Section 4), (ii) shortens the period of time during which the Warrants may be exercised, (iii) otherwise adversely affects the exercise rights of the Holders in any material respect, or (iv) reduces the number of unexercised Warrants the holders of which must consent for amendment of this agreement or the Warrants.

8.8   <u>Severability</u>. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first above written.

T STAMP INC.

By: _____
     Gareth Genner, CEO

COLONIAL STOCK TRANSFER COMPANY, INC.

By: _____
     Name:
     Title:

7

EXHIBIT A

<u>Form of Warrant</u>

THIS WARRANT AND THE UNDERLYING SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "***ACT***"), OR UNDER THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS IN ACCORDANCE WITH APPLICABLE REGISTRATION REQUIREMENTS OR AN EXEMPTION THEREFROM. THIS WARRANT MUST BE SURRENDERED TO THE COMPANY OR ITS WARRANT AGENT AS A CONDITION PRECEDENT TO THE SALE, TRANSFER, PLEDGE OR HYPOTHECATION OF ANY INTEREST IN ANY OF THE SECURITIES REPRESENTED HEREBY.

WARRANT TO PURCHASE SHARES OF COMMON STOCK
of
T STAMP, INC.

Dated as of [*insert date*]
Void after the date specified in Section 8

No. [____]

Warrant to Purchase
[_______] Shares of
Class A Common Stock
(subject to adjustment)

THIS CERTIFIES THAT, for value received, [*insert name of warrant holder*], or its registered assigns (the "***Holder***"), is entitled to purchase from T Stamp, Inc., a Delaware corporation (the "***Company***"), shares of the Company's Class A Common Stock, $0.0001 par value per share (the "***Shares***"), in the amounts, at such times and at the price per share set forth in Section 1, subject to the provisions and upon the terms and conditions set forth herein and in the Warrant Agreement dated as of ______, 2021 (the "Warrant Agreement") between the Company and Colonial Stock Transfer Co., Inc.(the ***"Warrant Agent"***). The term "***Warrant***" as used herein shall include this Warrant and any warrants delivered in substitution or exchange therefor as provided herein. This Warrant is issued as part of an offering of securities by the Company pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to a Form C dated ______, 2021 as supplemented or amended and the Subscription Agreement between the Company and the Holder [dated _______, 2021] (the "***Subscription Agreement"***).

The following is a statement of the rights of the Holder and the conditions to which this Warrant is subject, and to which Holder, by acceptance of this Warrant, agrees:

1. **Number and Price of Shares; Exercise Period.**

(a) ***Number of Shares.*** Subject to any previous exercise of the Warrant, the Holder shall have the right to purchase up to [__________] Shares.

(b) ***Exercise Price.*** The exercise price per Share shall be $4.00, subject to adjustment pursuant hereto (the "***Exercise Price***").

(c) ***Exercise Period.*** This Warrant shall be exercisable, in whole or in part, after the date of qualification by the Securities and Exchange Commission (the "***SEC***") of an offering statement of the Company relating to the Shares under Regulation A of the Securities Act (the "***Qualified Offering***") that occurs subsequent to the date of this Warrant (the "***Qualification Date***") and prior to (or in connection with) the expiration of this Warrant as set forth in Section 8.

2. **Exercise of the Warrant.**

(a) ***Exercise.*** The purchase rights represented by this Warrant may be exercised at the election of the Holder, in whole or in part, by:

(i) the tender to the Warrant Agent at its principal office (or such other office or agency as the Warrant Agent may designate) of a notice of exercise in the form of **Exhibit A** (the "***Notice of Exercise***"), duly completed and executed by or on behalf of the Holder, together with the surrender of this Warrant; and

(ii) the payment to the Company of an amount equal to (x) the Exercise Price multiplied by (y) the number of Shares being purchased, by ACH, wire transfer, debit card, credit card or check and payable to the order of the Company.

(b) ***Stock Certificates.*** The rights under this Warrant shall be deemed to have been exercised and the Shares issuable upon such exercise shall be deemed to have been issued immediately prior to the close of business on the date this Warrant is exercised in accordance with its terms, and the person entitled to receive the Shares issuable upon such exercise shall be treated for all purposes as the holder of record of such Shares as of the close of business on such date. As promptly as reasonably practicable on or after such date, the Company shall cause to be issued and delivered to the person or persons entitled to receive the same a certificate or certificates (or a notice of issuance of uncertificated shares, if applicable) for that number of shares issuable upon such exercise. In the event that the rights under this Warrant are exercised in part and have not expired, the Company shall execute and deliver a new Warrant reflecting the number of Shares that remain subject to this Warrant.

(c) ***No Fractional Shares or Scrip.*** No fractional shares or scrip representing fractional shares shall be issued upon the exercise of the rights under this Warrant. In lieu of such fractional share to which the Holder would otherwise be entitled, the Company shall make a cash payment equal to the Exercise Price multiplied by such fraction.

(d) ***Reservation of Stock.*** The Company agrees during the term the rights under this Warrant are exercisable to take all reasonable action to reserve and keep available from its authorized and unissued shares of common stock solely for the purpose of effecting the exercise of this Warrant such number of shares as shall from time to time be sufficient to effect the exercise of the rights under this Warrant; and if at any time the number of authorized but unissued shares of common stock shall not be sufficient for purposes of the exercise of this Warrant in accordance with its terms, without limitation of such other remedies as may be available to the Holder, the Company will use reasonable commercial efforts to take such corporate action as may, in the opinion of counsel, be necessary to increase its authorized and unissued shares of its common stock to a number of shares as shall be sufficient for such purposes. The Company represents and warrants that all shares that may be issued upon the exercise of this Warrant will, when issued in accordance with the terms hereof, be validly issued, fully paid and nonassessable.

(e) ***Qualification of Stock.*** The Company agrees that it shall use its best efforts to obtain and maintain the qualification of its Qualified Offering until the expiration of the Warrants in accordance with the provisions of Section 8 of this Warrant. In addition, the Company agrees to use its best efforts to register the shares of common stock issuable upon exercise of the Warrants under state blue sky laws, to the extent an exemption is not available.

3. **Replacement of the Warrant.** Subject to the receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and, in the case of loss, theft or destruction, on delivery of an indemnity agreement reasonably satisfactory in form and substance to the Company or, in the case of mutilation, on surrender and cancellation of this Warrant, the Company at the expense of the Holder may issue and the Company shall execute, in lieu of this Warrant, a new warrant of like tenor and amount.

4. **Transfer of the Warrant.**

(a) *Warrant Register.* Pursuant to Section 2.3 of the Warrant Agreement, the Warrant Agent, on behalf of the Company, shall maintain a register (the "*Warrant Register*") containing the name and address of the Holder or Holders. Until this Warrant is transferred on the Warrant Register in accordance herewith, the Company may treat the Holder as shown on the Warrant Register as the absolute owner of this Warrant for all purposes, notwithstanding any notice to the contrary. Any Holder of this Warrant (or of any portion of this Warrant) may change its address as shown on the Warrant Register by written notice to the Warrant Agent requesting a change.

(b) *Transferability of the Warrant.* Subject to the provisions of this Warrant with respect to compliance with the Securities Act and limitations on assignments and transfers, including without limitation compliance with the provisions of Section 5, title to this Warrant may be transferred by endorsement (by the transferor and the transferee executing the assignment form attached as **Exhibit B** (the "*Assignment Form*")) and delivery in the same manner as a negotiable instrument transferable by endorsement and delivery.

(c) *Exchange of the Warrant upon a Transfer.* On surrender of this Warrant (and a properly endorsed Assignment Form) for exchange, subject to the provisions of this Warrant with respect to compliance with the Securities Act and limitations on assignments and transfers, the Warrant Agent shall issue to or on the order of the Holder a new warrant or warrants of like tenor, in the name of the Holder or as the Holder (on payment by the Holder of any applicable transfer taxes) may direct, for the number of shares issuable upon exercise hereof, and the Warrant Agent shall register any such transfer upon the Warrant Register. This Warrant (and the securities issuable upon exercise of the rights under this Warrant) must be surrendered to the Warrant Agent, as a condition precedent to the sale, pledge, hypothecation or other transfer of any interest in any of the securities represented hereby.

(d) *Taxes.* In no event shall the Company be required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of any certificate, or a book entry, in a name other than that of the Holder, and the Warrant Agent shall not be required to issue or deliver any such certificate, or make such book entry, unless and until the person or persons requesting the issue or entry thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid or is not payable.

5. **Compliance with Securities Laws.** By acceptance of this Warrant, the Holder agrees to comply with the following:

(a) *Securities Laws.* Except as specifically set forth in this Section 5, this Warrant may not be transferred or assigned in whole or in part, and any such attempt by Holder to transfer or assign any rights, duties or obligations that arise under this Warrant shall be void. Any transfer of this Warrant or the Shares (the "*Securities*") must be in compliance with all applicable federal and state securities laws. The Holder agrees not to make any sale, assignment, transfer, pledge or other disposition of all or any portion of the Securities, or any beneficial interest therein, unless and until such Holder shall have given prior written notice to the Company of such Holder's intention to make such disposition.

(b) ***Investment Representation Statement.*** Unless the rights under this Warrant are exercised pursuant to an effective registration statement under the Securities Act that includes the Shares with respect to which the Warrant was exercised, it shall be a condition to any exercise of the rights under this Warrant that the Holder shall have executed the Investment Representation Statement, substantially in the form of **Exhibit A-1**.

6.   **Adjustments.** Subject to the expiration of this Warrant pursuant to Section 8, the number and kind of shares purchasable hereunder and the Exercise Price therefor are subject to adjustment from time to time, as follows:

(a)   ***Merger or Reorganization.*** If at any time there shall be any reorganization, recapitalization, merger or consolidation (a "***Reorganization***") involving the Company (other than as otherwise provided for herein or as would cause the expiration of this Warrant under Section 8) in which shares of the Company's stock are converted into or exchanged for securities, cash or other property, then, as a part of such Reorganization, lawful provision shall be made so that the Holder shall thereafter be entitled to receive upon exercise of this Warrant, the kind and amount of securities, cash or other property of the successor corporation resulting from such Reorganization, equivalent in value to that which a holder of the Shares deliverable upon exercise of this Warrant would have been entitled in such Reorganization if the right to purchase the Shares hereunder had been exercised immediately prior to such Reorganization. In any such case, appropriate adjustment (as determined in good faith by the Board of Directors of the successor corporation) shall be made in the application of the provisions of this Warrant with respect to the rights and interests of the Holder after such Reorganization to the end that the provisions of this Warrant shall be applicable after the event, as near as reasonably may be, in relation to any shares or other securities deliverable after that event upon the exercise of this Warrant.

(b)   ***Reclassification of Shares.*** If the securities issuable upon exercise of this Warrant are changed into the same or a different number of securities of any other class or classes by reclassification, capital reorganization or otherwise (other than as otherwise provided for herein) (a "***Reclassification***"), then, in any such event, in lieu of the number of Shares which the Holder would otherwise have been entitled to receive, the Holder shall have the right thereafter to exercise this Warrant for a number of shares of such other class or classes of stock that a holder of the number of securities deliverable upon exercise of this Warrant immediately before that change would have been entitled to receive in such Reclassification, all subject to further adjustment as provided herein with respect to such other shares.

(c)   ***Subdivisions and Combinations.*** In the event that the outstanding shares of common stock are subdivided (by stock split, by payment of a stock dividend or otherwise) into a greater number of shares of such securities, the number of Shares issuable upon exercise of the rights under this Warrant immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately increased, and the Exercise Price shall be proportionately decreased, and in the event that the outstanding shares of common stock are combined (by reclassification or otherwise) into a lesser number of shares of such securities, the number of Shares issuable upon exercise of the rights under this Warrant immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately decreased, and the Exercise Price shall be proportionately increased.

(d) *Notice of Adjustments.* Upon any adjustment in accordance with this Section 6, the Company shall give notice thereof to the Holder, which notice shall state the event giving rise to the adjustment, the Exercise Price as adjusted and the number of securities or other property purchasable upon the exercise of the rights under this Warrant, setting forth in reasonable detail the method of calculation of each. The Company shall, upon the written request of any Holder, furnish or cause to be furnished to such Holder a certificate setting forth (i) such adjustments, (ii) the Exercise Price at the time in effect and (iii) the number of securities and the amount, if any, of other property that at the time would be received upon exercise of this Warrant.

7. **Notification of Certain Events.** Prior to the expiration of this Warrant pursuant to Section 8, in the event that the Company shall authorize:

(a) the voluntary liquidation, dissolution or winding up of the Company; or

(b) any transaction resulting in the expiration of this Warrant pursuant to Section 8(b) or 8(c),

the Company shall send to the Holder of this Warrant at least ten (10) days prior written notice of the date or the expected effective date of any such other event specified in clause (a) or (b), as applicable. The notice provisions set forth in this section may be shortened or waived prospectively or retrospectively by the consent of the Holder of this Warrant.

8. **Expiration of the Warrant.** This Warrant shall expire and shall no longer be exercisable as of the earlier of:

(a) 5:00 p.m., Pacific time, on the twelve-month anniversary of the date of the Qualification Date;

(b) (i) the acquisition of the Company by another entity by means of any transaction or series of related transactions to which the Company is a party (including, without limitation, any stock acquisition, reorganization, merger or consolidation, but excluding any sale of stock for capital raising purposes and any transaction effected primarily for purposes of changing the Company's jurisdiction of incorporation) other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of transactions, as a result of shares in the Company held by such holders prior to such transaction or series of transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity (or if the Company or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent), or (ii) a sale, lease or other disposition of all or substantially all of the assets of the Company and its subsidiaries taken as a whole by means of any transaction or series of related transactions, except where such sale, lease or other disposition is to a wholly-owned subsidiary of the Company; or

(c) Immediately prior to the closing of a firm commitment underwritten public offering pursuant to an effective registration statement filed under the Securities Act covering the offering and sale of the Company's common stock.

9. **No Rights as a Stockholder.** Nothing contained herein shall entitle the Holder to any rights as a stockholder of the Company or to be deemed the holder of any securities that may at any time be issuable on the exercise of the rights hereunder for any purpose nor shall anything contained herein be construed to confer upon the Holder, as such, any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action (whether upon any recapitalization, issuance of stock, reclassification of stock, change of par value or change of stock to no par value, consolidation, merger, conveyance or otherwise) or to receive notice of meetings, or to receive dividends or subscription rights or any other rights of a stockholder of the Company until the rights under the Warrant shall have been exercised and the Shares purchasable upon exercise of the rights hereunder shall have become deliverable as provided herein.

10. **Representations and Warranties of the Holder.** By acceptance of this Warrant, the Holder represents and warrants to the Company as follows:

(a) *No Registration.* The Holder understands that the Securities have not been, and will not be, registered under the Securities Act by reason of a specific exemption from the registration provisions of the Securities Act, the availability of which depends upon the accuracy of the Holder's representations as expressed herein or otherwise made pursuant hereto.

(b) *Illiquidity and Continued Economic Risk.* The Holder acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. The Holder must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. The Holder acknowledges that it is able to bear the economic risk of losing the Holder's entire investment in the Securities. The Holder also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(c)   ***Accredited Investor Status or Investment Limits.*** The Holder represents that either:

(i) the Holder is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act; or

(ii) if Holder's net worth or annual income is less than $107,000, the purchase price, together with any other amounts previously used to purchase Securities in this offering, does not exceed, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, the greater of (A) 5% of the greater of its annual income or net worth, or (B) $2,200 (or in the case where it is a non-natural person, their revenue or net assets for such it's most recently completed fiscal year end); or

(iii) if both of Holder's net worth and annual income are more than $107,000, the purchase price, together with any other amounts previously used to purchase Securities in this offering, does not exceed, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, 10% of the greater of its annual income or net worth, and does not exceed $107,000 (or in the case where it is a non-natural person, their revenue or net assets for such it's most recently completed fiscal year end).

(d)   ***Company Information.*** The Holder understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Company's Form C or any future offering circular of the Company. Holder has had such opportunity as it deems necessary (which opportunity may have presented through online chat or commentary functions) to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. The Holder has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. The Holder acknowledges that except as set forth herein, no representations or warranties have been made to Holder, or to Holder's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(e)   ***Domicile.*** The Holder maintains Holder's domicile (and is not a transient or temporary resident) at the address shown on the signature page of the Subscription Agreement or, if this Warrant is issued upon transfer or exercise of a Warrant, at the address shown on the Assignment Form or Notice of Exercise, as the case may be.

(f)   ***No Brokerage Fees.*** There are no claims for brokerage commission, finders' fees or similar compensation in connection with the transactions contemplated by this Warrant or the subscription agreement or related documents based on any arrangement or agreement binding upon the Holder.

11.   **Miscellaneous.**

(a)   ***Amendments.*** Except as set forth in the Warrant Agreement, neither this Warrant nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument referencing this Warrant and signed by the Company and countersigned by the Warrant Agent.

(b)   ***Waivers.*** No waiver of any single breach or default shall be deemed a waiver of any other breach or default theretofore or thereafter occurring.

(c)   ***Notices.*** All notices and other communications required or permitted hereunder shall be in writing and shall be mailed by registered or certified mail, postage prepaid, sent by facsimile or electronic mail (if to the Holder) or otherwise delivered by hand, messenger or courier service addressed:

(i)   if to the Holder, to the Holder at the Holder's address, facsimile number or electronic mail address as shown in the Company's records, as may be updated in accordance with the provisions hereof, or until any such Holder so furnishes an address, facsimile number or electronic mail address to the Company, then to and at the address, facsimile number or electronic mail address of the last holder of this Warrant for which the Company has contact information in its records; or

(ii)   if to the Company, to the attention of the President or Chief Financial Officer of the Company at the Company's address as shown on the signature page hereto, or at such other current address as the Company shall have furnished to the Warrant Agent and the Holder.

Each such notice or other communication shall for all purposes of this Warrant be treated as effective or having been given (i) if delivered by hand, messenger or courier service, when delivered (or if sent via a nationally-recognized overnight courier service, freight prepaid, specifying next-business-day delivery, one business day after deposit with the courier), or (ii) if sent via mail, at the earlier of its receipt or five days after the same has been deposited in a regularly-maintained receptacle for the deposit of the United States mail, addressed and mailed as aforesaid, or (iii) if sent via facsimile, upon confirmation of facsimile transfer or, if sent via electronic mail, upon confirmation of delivery when directed to the relevant electronic mail address, if sent during normal business hours of the recipient, or if not sent during normal business hours of the recipient, then on the recipient's next business day. In the event of any conflict between the Company's books and records and this Warrant or any notice delivered hereunder, the Company's books and records will control absent fraud or error.

(d)   ***Governing Law.*** This Warrant and all actions arising out of or in connection with this Warrant shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law provisions of the State of Delaware or of any other state.

(e)   ***Jurisdiction and Venue.*** Each of the Holder and the Company irrevocably consents to the exclusive jurisdiction and venue of any court within State of Delaware, in connection with any matter based upon or arising out of this Warrant or the matters contemplated herein, and agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such persons.

(f)   ***Titles and Subtitles.*** The titles and subtitles used in this Warrant are used for convenience only and are not to be considered in construing or interpreting this Warrant. All references in this Warrant to sections, paragraphs and exhibits shall, unless otherwise provided, refer to sections and paragraphs hereof and exhibits attached hereto.

(g)   ***Severability.*** If any provision of this Warrant becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, portions of such provision, or such provision in its entirety, to the extent necessary, shall be severed from this Warrant, and such illegal, unenforceable or void provision shall be replaced with a valid and enforceable provision that will achieve, to the extent possible, the same economic, business and other purposes of the illegal, unenforceable or void provision. The balance of this Warrant shall be enforceable in accordance with its terms.

(h)   ***Saturdays, Sundays and Holidays.*** If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall be a Saturday, Sunday or U.S. federal holiday, then such action may be taken or such right may be exercised on the next succeeding day that is not a Saturday, Sunday or U.S. federal holiday.

(i)   ***Entire Agreement.*** Except as expressly set forth herein and in the Warrant Agreement, this Warrant (including the exhibits attached hereto) and the Warrant Agreement constitute the entire agreement and understanding of the Company and the Holder with respect to the subject matter hereof and supersede all prior agreements and understandings relating to the subject matter hereof.

(*signature page follows*)

8

The Company has signed this Warrant as of the date stated on the first page.


T STAMP, INC.


By: _____
    Gareth Genner, Chief Executive Officer

Address:

3017 Bolling Way NE, Floors 1 and 2,
Atlanta, Georgia, 30305, USA


(*Signature Page to Warrant to Purchase Shares of Common Stock of T Stamp, Inc.*)


EXHIBIT A

NOTICE OF EXERCISE

To: **T STAMP, INC. (the "*Company*")**

And To: **Colonial Stock Transfer Co., Inc.**
66 Exchange Place
Suite 100
Salt Lake City, UT 84111
Attn: Warrant Department

(1) **Exercise.** The undersigned elects to purchase the following pursuant to the terms of the attached warrant:

Number of shares: _____

Type of security: _____

(2) **Method of Exercise.** The undersigned elects to exercise the attached warrant pursuant to:

☐ A cash payment, and tenders herewith payment of the purchase price for such shares in full, together with all applicable transfer taxes, if any.

☐ The net issue exercise provisions of Section 2(b) of the attached warrant.

(3) **Conditional Exercise.** Is this a conditional exercise pursuant to Section 2(e):

☐ Yes ☐ No

If "Yes," indicate the applicable condition:

_____

(4) **Stock.** Please make a book entry and, if the shares are certificated, issue a certificate or certificates representing the shares in the name of:

☐ The undersigned _____

☐ Other—Name: _____

Address: _____

(5) **Unexercised Portion of the Warrant.** Please issue a new warrant for the unexercised portion of the attached warrant in the name of:

☐ The undersigned _____

☐ Other—Name: _____

Address: _____

_____

☐ Not applicable

(6) **Representations.** The undersigned represents and warrants that all representations and warranties of the undersigned set forth in Section 10 of the attached warrant are true and correct as of the date hereof.

(7) **Investment Representation Statement.** The undersigned has executed, and delivers herewith, an Investment Representation Statement in a form substantially similar to the form attached to the warrant as **Exhibit A-1**.

(8) **Consent to Receipt of Electronic Notice.** Subject to the limitations set forth in Delaware General Corporation Law §232(e), the undersigned consents to the delivery of any notice to stockholders given by the Company under the Delaware General Corporation Law or the Company's certificate of incorporation or bylaws by (i) facsimile telecommunication to the facsimile number provided below (or to any other facsimile number for the undersigned in the Company's records), (ii) electronic mail to the electronic mail address provided below (or to any other electronic mail address for the undersigned in the Company's records), (iii) posting on an electronic network together with separate notice to the undersigned of such specific posting or (iv) any other form of electronic transmission (as defined in the Delaware General Corporation Law) directed to the undersigned. This consent may be revoked by the undersigned by written notice to the Company and may be deemed revoked in the circumstances specified in Delaware General Corporation Law §232.

_____
(*Print name of the warrant holder*)

_____
(*Signature*)

_____
(*Name and title of signatory, if applicable*)

_____
(*Date*)

_____
(*Fax number*)

_____
(*Email address*)

(*Signature page to the Notice of Exercise*)
A-2

INVESTMENT REPRESENTATION STATEMENT

INVESTOR:

COMPANY: T STAMP, INC.

SECURITIES: THE WARRANT ISSUED ON [*INSERT DATE*] (THE "***WARRANT***") AND THE SECURITIES ISSUED OR ISSUABLE UPON EXERCISE THEREOF

DATE:

     In connection with the purchase or acquisition of the above-listed Securities, the undersigned Investor represents and warrants to, and agrees with, the Company as follows:

     1.   **No Registration.** The Investor understands that the Securities have not been, and will not be, registered under the Securities Act of 1933, as amended (the "***Securities Act***"), by reason of a specific exemption from the registration provisions of the Securities Act, the availability of which depends upon, among other things, the *bona fide* nature of the investment intent and the accuracy of the Investor's representations as expressed herein or otherwise made pursuant hereto.

     2.   **Illiquidity and Continued Economic Risk.** The Investor acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. The undersigned must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. The Investor acknowledges that it is able to bear the economic risk of losing the undersigned's entire investment in the Securities. The Investor also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

     3.   **Accredited Investor Status or Investment Limits.** The Investor represents that either:

     (i) it is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act; or

     (ii) The purchase price, together with any other amounts previously used to purchase Securities in this offering, does not exceed 10% of the greater of the Investor's annual income or net worth (or in the case where it is a non-natural person, their revenue or net assets for such it's most recently completed fiscal year end).

     4.   **Company Information.** The Investor understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Form C or any future offering circular of the Company. Investor has had such opportunity as it deems necessary (which opportunity may have presented through online chat or commentary functions) to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. The Investor has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. The Investor acknowledges that except as set forth herein, no representations or warranties have been made to Investor, or to Investor's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

5. **Domicile.** The Investor maintains Investor's domicile (and is not a transient or temporary resident) at the address shown on the signature page hereto.

6. **No Brokerage Fees.** There are no claims for brokerage commission, finders' fees or similar compensation in connection with the transactions contemplated by the Warrant or related documents based on any arrangement or agreement binding upon the Investor.

(*signature page follows*)

A-1-2

The Investor is signing this Investment Representation Statement on the date first written above.

INVESTOR

_____
(*Print name of the investor*)

_____
(*Signature*)

_____
(*Name and title of signatory, if applicable*)

_____
(*Street address*)

_____
(*City, state and ZIP*)

A-1-3

EXHIBIT B

ASSIGNMENT FORM

ASSIGNOR: _____

COMPANY: T STAMP, INC.

WARRANT: THE WARRANT TO PURCHASE SHARES OF COMMON STOCK ISSUED ON [*INSERT DATE*] (THE "***WARRANT***")

DATE: _____

(1) **Assignment.** The undersigned registered holder of the Warrant ("***Assignor***") assigns and transfers to the assignee named below ("***Assignee***") all of the rights of Assignor under the Warrant, with respect to the number of shares set forth below:

Name of Assignee: _____

Address of Assignee: _____

_____

Number of Shares Assigned: _____

and does irrevocably constitute and appoint _____ as attorney to make such transfer on the books of T Stamp, Inc., maintained for the purpose, with full power of substitution in the premises.

(2) **Obligations of Assignee.** Assignee agrees to take and hold the Warrant and any shares of stock to be issued upon exercise of the rights thereunder (the "***Securities***") subject to, and to be bound by, the terms and conditions set forth in the Warrant to the same extent as if Assignee were the original holder thereof.

(3) **Representations.** Assignee represents and warrants that all representations and warranties set forth in Section 10 of the Warrant are true and correct as to Assignee as of the date hereof.

(4) **Investment Representation Statement.** Assignee has executed, and delivers herewith, an Investment Representation Statement in a form substantially similar to the form attached to the Warrant as Exhibit A-1.

Assignor and Assignee are signing this Assignment Form on the date first set forth above.

1

ASSIGNOR

                                      (*Print name of Assignor*)

                                        (*Signature of Assignor*)

                        (*Print name of signatory, if applicable*)

                        (*Print title of signatory, if applicable*)

Address:

ASSIGNEE

                                        (*Print name of the Assignee*)

                                        (*Signature of Assignee*)

                        (*Print name of signatory, if applicable*)

                        (*Print title of signatory, if applicable*)

Address:

EXHIBIT B

<u>Warrant Agent Fees</u>

Warrant Agent Setup Fee	$500
Warrant Issuances	$35 per warrant
Warrant Transfers	$50 each - to be paid by warrant holder
Shipping Costs	Passed through at cost plus 15%